J.P. Galda & Co.

40 East Montgomery Avenue, LTW 220

Ardmore, Pennsylvania 19008

May 23, 2025

VIA EDGAR AND E-MAIL

Mr. Alan Campbell

Mr. Joseph McCann

Office of Life Sciences

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549-7010

Re: Revelation Biosciences, Inc. Registration Statement on Form S-1

Commission File No. 333-287423

Gentlemen:

This letter will confirm my conversation with Mr. McCann to the effect that we are not individually responding to the Staff’s letter of comments on the above-captioned Registration Statement because the transaction has been restructured to eliminate the zero exercise price warrants and the Class H-3 Common Stock Warrants, thereby rendering such comments no longer applicable.

Very truly yours,

/s/ Joseph P. Galda